Lawrence S. Elbaum lelbaum@velaw.com Tel +1.212.237.0084 Fax +1.917.849.5379

April 7, 2020

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	First United Corporation Amendment No. 1 to PREC14A filed by First United Corporation Filed April 2, 2020 File No. 000-14237

Mr. Panos:

Set forth below are the responses of First United Corporation (the “Corporation”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 3, 2020, with respect to the Corporation’s Amendment No. 1 to its preliminary proxy statement, File No. 000-14237, filed with the Commission on April 2, 2020 (the “First Amended Proxy Statement”). Concurrently with the submission of this letter, the Corporation is filing an Amendment No. 2 to its preliminary proxy statement (the “Second Amended Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the First Amended Proxy Statement, and all capitalized terms used but not defined herein have the same meanings as in the First Amended Proxy Statement.

General

1.	The form of proxy is not part of the proxy statement as defined in Rule 14a-1(g) and codified at Rule 14a-101. Accordingly, please advise us why the EDGAR header tag used to identify the above-captioned submission was PREC14A instead of PRER14A. Filers must prepare electronic filings in the manner prescribed by the EDGAR Filer Manual, promulgated by the Commission, which sets forth the technical formatting requirements for electronic submissions. See Rule 232.301 of Regulation S-T. Please also confirm that successive filings, including the definitive proxy statement, will be designated on EDGAR correctly.

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RESPONSE: In response to the Staff’s comment, the Corporation has corrected the EDGAR tag of the Second Amended Proxy Statement accordingly. The Corporation confirms that it will follow the EDGAR Filer Manual to use the correct tags for successive filings, including the definitive proxy statement.

2.	Notwithstanding the disclosure appearing on page 47 regarding the registrant’s 2019 Annual Report, please advise us, with a view toward revised disclosure, how First United intends to comply with the conditional requirement to deliver a Form 10-K under Rule 14a-3(b)(10).

RESPONSE: In response to the Staff’s comment, the Corporation has revised the disclosure on page 47 of the Second Amended Proxy Statement to comply with Rule 14a-3(b)(10).

3.	The Notice of Annual Meeting, as distinguished from the proxy statement, leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods while suggesting its availability on a dedicated website. Please advise us whether First United will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

RESPONSE: The Corporation respectfully advises the Staff that the Corporation intends to distribute the proxy statement to stockholders by mail and will not be relying on Rule 14a-16.

4.	Please advise us how First United intends to comply with the requirement to furnish the 2019 annual report before or together with the proxy statement as required by Rule 14a-3(b)(1).

RESPONSE: The Corporation acknowledges the Staff’s comment and advises the Staff that the Corporation will mail copies of the Annual Report together with copies of its definitive proxy statement to security holders as required by Rule 14a-3(b)(1). Revised disclosure clarifying this point can be found on page 47 of the Second Amended Proxy Statement.

What is the effect of abstentions and broker non-votes on voting?, page 7

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5.	Item 21(b) of Schedule 14A requires the registrant to describe how votes will be counted, including “the treatment and effect of [ ] broker non-votes…” In adopting Item 21(b), no evidence exists that shows the Commission intended for the term “broker” to mean any person other than a broker as defined under Section 3(a)(4) of the Exchange Act. See Exchange Act Release No. 30849 (June 24, 1992); See also Exchange Act Release No. 62764 (September 15, 2011)(acknowledging “broker non-votes” as instances where brokers are allowed to use their discretion to vote absent instructions). If an issuer holds a vote on the election of directors, Item 5.07(b) of Form 8-K similarly requires disclosure of the number of “broker non-votes” on each matter submitted to a shareholder vote. Rule 14a-1 further provides that “[u]nless the context otherwise requires, all terms used in this regulation have the same meanings as in the Act or elsewhere in the general rules and regulations [ ].” Accordingly, no legal basis exists within Regulation 14A that authorizes the registrant to identify persons other than brokers, such as banks and other holders of record, as the equivalent of brokers for purposes of providing disclosure in response to Item 21(b). Please revise the proxy statement to make clear that banks and other holders of record are not the equivalent of brokers and thus cannot cast “broker non-votes” as referenced in Item 21(b).

RESPONSE: The Corporation acknowledges the Staff’s comment that no legal basis exists to suggest that the Commission intends to treat persons other than brokers, such as banks and other holders of record, as the equivalent of brokers for purposes of providing broker non-vote disclosures under Item 21(b) of the Schedule 14A. In response to the Staff’s comment and to ensure compliance with the requirements of Item 21(b), the Corporation has revised the disclosures under “What is the difference between a shareholder of ‘record’ and a ‘street name’ holder?”, “What happens if I do not specify how I want my shares voted? What is discretionary voting? What is a broker non-vote?” and “What is the effect of abstentions and broker non-votes on voting?” to remove references to banks, trustees and other nominees from the discussion of broker non-votes. The revised disclosure can be found on pages 3, 6 and 7 of the Second Amended Proxy Statement.

Because it is common for investors to have their shares held by banks and other intermediaries in addition to brokers, the Second Amended Proxy Statement continues to refer to these other “street name” holders when discussing the voting instruction forms to be furnished by these entities and other aspects of voting by beneficial owners. For example, page 3 of the Second Amended Proxy Statement states that a beneficial owner whose shares are held by a broker, bank, trustee or other similar organization will receive a voting instruction form from such holder of record; that same page also discusses the need for a beneficial owner to obtain a legal proxy from the broker, bank, trustee or other nominee in order to vote in person at the Annual Meeting. Moreover, consistent with Rule 402.08 of the New York Stock Exchange Listed Company Manual, the Second Amended Proxy Statement states that beneficial owners must instruct the brokers, banks, trusts or other nominee in order for their shares to be voted. The Corporation does not believe, nor does it intend, that those discussions will expand the broker non-vote disclosures beyond the permissible scope of Item 21(b).1

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1 The Corporation does not believe that the Commission intends to exclude references to banks and other record holders from a proxy statement entirely. In fact, the Commission frequently mentions banks as record holders in the context of proxy rules. For example, the Exchange Act Release No. 34-31326 (Oct. 16, 1992), which adopted, among others, certain amendments to Item 21 of Schedule 14A, contains at least seven instances where banks are mentioned alongside brokers as intermediaries for shares beneficially owned; Rule 14a-7 mentions “banks, brokers, and similar entities” at least three times; Rule 14a-8(b)(2)(i) says “from the ‘record’ holder of your securities (usually a broker or bank).”

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Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours, /s/ Lawrence S. Elbaum Lawrence S. Elbaum

Enclosures